EXHIBIT (4j)


                WAIVER LETTER DATED DECEMBER 13, 1996


Mr. Gary A. Harmon
Treasurer
Dixie Yarns, Inc.
P O Box 751
Chattanooga, TN  37401


     Re:  Dixie Yarns, Inc. ("Dixie") 9.96% Senior
          Subordinated Notes Due February 1, 2010 ("Notes")


Dear Mr. Harmon:

The Notes, pursuant to the terms of Section 9(G), provide that Dixie shall not permit its consolidated Net Worth to be at any time less than $115,000,000. You have informed all holders of the Notes ("Noteholders") that Dixie proposes to write-down the book value of the property, machinery and related assets of its Tarboro manufacturing facility located in Tarboro, North Carolina ("Tarboro Assets") prior to or simultaneously with the sale of the Tarboro Assets. Due to the terms of such section and the expected effect of the write-down of the Tarboro Assets on the determination of the consolidated Net Worth, it is anticipated that no write-down of the book value of the Tarboro Assets may occur without a waiver by Noteholders of Dixie's compliance with its obligations as set forth in such section. Dixie has requested such a waiver.

Pursuant to Dixie's request, New York Life Insurance and Annuity Corporation hereby waives Dixie's compliance with the terms of Section 9(G) of the Notes only to the extent that when computing Net Worth Dixie is not required to take into account the write-down of the book value of the Tarboro Assets; provided further, however, that in the event of a subsequent write-up of the Tarboro Assets as a result of their sale or otherwise, such write-up shall also not be taken into account in the computation of Net Worth.

This waiver is not intended to be a waiver of Dixie's compliance with any other terms of the Notes or the Loan Agreement ("Agreement") dated February 6, 1990, executed by Dixie and the Noteholders that are parties thereto in connection with the issuance of the Notes and shall not be construed as a waiver or amendment of any other provisions or sections of the Notes or the Agreement. In all other respects the Notes and the Agreement shall continue in full force and effect.

                                   Sincerely,



                                    NEW YORK LIFE INSURANCE AND
                                    ANNUITY CORPORATION

                                    By: Steven M. Benevento
                                      Its: Assistant Vice President